Gammon Lake Resources Inc.
1601 Lower Water Street, Suite 402, Summit Place, PO Box 2067, Halifax, NS B3J 2Z1
Tel: 902-468-0614, Fax: 902-468-0631, Website: www.gammonlake.com
TSX: GAM / AMEX: GRS / BSX: GL7

PRESS RELEASE

Halifax, May 14, 2007

Gammon Lake Resources Announces Start of Development of Third Mine at Ocampo

Gammon Lake Resources Inc. ("Gammon Lake") (TSX:GAM and AMEX:GRS) is pleased to announce that the Company has commenced driving a major development ramp to explore and develop high grade veins below the limits of the Ocampo open pit bottoms. This project is targeting the major development of a potential third mine on the Ocampo property.

The Ocampo open pit deposit has been extensively drilled and well modeled. The modeling process in the pit has identified a number of defined high grade ore shoots, some of which have been subjected to mining activity up until 1941. Family recollections from Alejandro Caraveo (a director of Gammon Lake) describe that a company owned by his grandfather mined 3.8 tonnes of gold and 58 tonnes of silver in a period of two years within the now open pit mine zone.

"The commencement of this ramp development marks a significant milestone for Gammon Lake to explore and develop a third mine at Ocampo," commented Russell Barwick, newly appointed CEO of Gammon Lake. "Now that I have assumed the role of CEO, I will be working very closely with the Company's operations team, focusing attention on optimization of our operations particularly through initiatives such as this development. Brad Langille (consultant for Gammon Lake and former CEO), along with the Company's exploration team, will be focused on the development of this new mine and continued expansion of resources and reserves at Ocampo."

Based on geological modeling and limited drilling completed below the open pits, the high grade ore shoots modeled within the Ocampo open pits are known to extend to depth, below the limits of the pit bottoms. Figure 1, demonstrates the projected extension of the Plaza de Gallos ore zone below the Plaza de Gallos pit bottom.

Ramp Development to Access the Extension of the Plaza de Gallos and Refugio Zones beneath the Open Pits

The full production sized ramp measuring 4.5 by 4.5 metres is being developed to access the extensions of the Plaza de Gallos and Refugio zones below the Ocampo open pits. Ramp development is progressing at 8 to 10 metres per day, and the Company expects to reach the main ore shoots within 500 metres. The full phase one program planned is for a total of 2700 metres of ramp, sill drifting and drill cross cuts. The Alvarez structure within the Plaza de Gallos zone is one of four known mineralized structures that make up the historic Santa Eduviges mine. The Company has recently rehabilitated old workings from the Santa Eduviges mine and accessed the previous bottoms of mine stopes developed within the Plaza de Gallos zone. Samples were taken from these old workings, the results of which are included in Table 1, below:

Table 1:
Samples taken within Historic Santa Eduviges Mine Workings
	Sample	Gold	Silver	Gold Eq.
Sample	Length	Grade	Grade	Grade
	(m)	(g/t)	(g/t)	(g/t)
CH081A	4.97	3.82	291	9.64
CH081B	6.20	4.26	336	10.99
CH040	3.36	2.74	207	6.88
CH082	2.70	2.52	162	5.76
CH013	1.73	7.51	405	15.61
CH016	1.51	2.89	132	5.53
CH039	1.80	3.68	242	8.52

Gold equivalent values are calculated based on 50 grams of silver = 1 gram of gold, using a gold price of US $600/oz and a silver price of US $12.00/oz. CH081A and CH081B are cross cut samples taken continuously along a 52 metre drive. CH040 and CH039 are cross cut samples taken every 17metres over a total of 112 metres. CH082 is taken along the back of a 6 metre cross cut. CH013 and CH016 are extracts of samples taken every 4 metres along a 60 metre sill drive.

The new development ramp will access the Plaza de Gallos zone below the bottom of these old workings to facilitate underground drilling, exploration sill drifting and sampling on these highly prospective structures. Table 2 summarizes the drill holes drilled below the limits of the Ocampo open pits, within the extensions of the Plaza de Gallos and Refugio ore zones.

Table 2:
Holes Drilled Beneath the Limits of the Open Pits *
	Interval	Gold	Silver	Gold Eq.
Drill Hole	Width	Grade	Grade	Grade
	(m)	(g/t)	(g/t)	(g/t)
OG-265	2.0	14.04	47	14.98
OG-267	3.0	11.62	20	12.02
OG-124	3.0	15.3	227	19.84
OG-119	10.7	3.45	253	8.70
OG-140	2.0	2.42	220	6.82
ODH-229	3.1	3.84	175	7.34
OG-132	1.5	5.82	208	9.48
ODH-194	4.6	8.12	445	17.03

Gold equivalent values are calculated based on 50 grams of silver = 1 gram of gold, using a gold price of US $600/oz and a silver price of US $12.00/oz. The widths above are interval widths and not necessarily true widths. *Drill results were previously released in press releases dated Nov. 30, 2000, Feb. 7, 2001, Jun. 10, 2004 and Mar. 2, 2005.

The following photograph was taken of members of the Gammon Lake team in front of the opening of the new ramp portal:

There are four high grade areas presently recognized within the Ocampo open pits. These ore shoots are known to extend below the limits of the open pits. They are the Plaza de Gallos ore shoot, the Refugio ore shoot, the Santa Teresa ore shoot and the Madona ore shoot, as demonstrated in the following long section (Figure 3).

High grade drill intercepts have been encountered in the ore shoot structures that will be mined within the pits and have been projected to depth below the pit bottoms. Table 3 highlights some of the intercepts that have been encountered in the Refugio and Plaza de Gallos open pit zones and helps demonstrate the high grades and significant widths encountered in these zones. The Company will now focus on continuing to explore and to delineate the extension of these high grade ore shoots below the limits of the Ocampo open pits.

Table 3:
Highlights of High Grade Intercepts over Significant Widths from the Refugio and Plaza de Gallos Zones *
	Interval	Gold	Silver	Gold Eq.
Drill Hole	Width	Grade	Grade	Grade
	(m)	(g/t)	(g/t)	(g/t)
ODH-007	6.10	7.18	372.3	14.62
ODH-014	9.10	4.21	281.5	9.84
ODH-030	4.57	10.71	257.3	15.86
ODH-044	4.60	2.63	251.0	7.65
ODH-045	9.14	7.83	348.0	14.79
ODH-056	15.24	12.50	448.1	21.46
ODH-058	6.10	7.95	454.0	17.03
ODH-080	12.50	6.23	368.0	13.59
ODH-087	4.57	34.80	1158.0	57.96
ODH-090	12.19	12.06	792.0	27.90
ODH-097	16.80	3.75	287.4	9.50
ODH-110	12.20	4.42	241.3	9.25
ODH-116	12.20	4.92	145.1	7.82
ODH-136	16.76	7.43	397.7	15.38
ODH-261	21.30	8.07	70.7	9.48
ODH-262	19.81	6.02	53.0	7.08
ODH-283	10.66	4.60	200.2	8.60
ODH-298	21.33	3.92	208.8	8.10
ODH-301	19.81	4.75	192.5	8.60
ODH-301	7.62	4.33	203.2	8.39
ODH-303	13.72	4.80	165.8	8.12
ODH-307	12.20	3.74	219.6	8.13
ODH-313	9.15	3.41	121.0	5.83
ODH-314	16.80	4.66	230.0	9.26
ODH-317	15.24	4.96	265.0	10.26
ODH-329	10.67	6.32	248.0	11.28
ODH-335	3.04	9.44	497.0	19.37
OG-116	3.00	5.08	320.0	11.48
OG-119	10.70	3.45	253.0	8.51
OG-124	4.50	2.28	319.0	8.70
OG-124	3.00	15.30	227.0	19.84
OG-265	2.00	14.04	47.0	14.98

Gold equivalent values are calculated based on 50 grams of silver = 1 gram of gold, using a gold price of US $600/oz and a silver price of US $12.00/oz. The widths above are interval widths and not necessarily true widths. *Drill results were previously released in press releases dated Apr. 6, 2000, May 30, 2000, Jun. 14, 2000, Jun. 21, 2000, Jul. 13, 2000, Aug. 1, 2000, Sep. 18, 2000, Aug 6, 2002, Oct. 15, 2002, Jan. 13, 2003, Jun 10, 2004 and Mar. 2, 2005.

Company personnel have also reviewed all of the mineralized intercepts above a 3.0 gram per tonne cut off that were encountered within the Refugio and Plaza de Gallos pits. This is the cut off grade that was utilized in the feasibility study for the Ocampo Northeast underground mine. This review resulted in 1,436 metres of mineralized intervals with an overall average gold equivalent grade of 8.3 grams per tonne, over an average width of 5.2 metres, as in table 4:

Table 4:
Summary of High Grade Intervals Encountered within the Refugio and Plaza de Gallos Pits
	Combined	Gold	Silver	Gold Eq.	Average
Zone	Length of	Grade	Grade	Grade	Interval
	Intervals (m)	(g/t)	(g/t)	(g/t)	Width (m)
Refugio	782	3.75	169.2	7.13	5.18
Plaza de Gallos	654	5.74	198.1	9.70	5.19
Total	1,436	4.66	182.4	8.3	5.18

Gold equivalent values are calculated based on 50 grams of silver = 1 gram of gold, using a gold price of US $600/oz and a silver price of US $12.00/oz. The widths above are interval widths and not necessarily true widths.

From the detailed geological modeling of these high grade zones it is clear that they exist within the Ocampo open pits and extend below the limits of those pits.

The program of ramp and sill drift development will sample the extension of these structures and new underground drill stations will to further allow diamond drilling to delineatee this significant underground potential. It is expected that in the third quarter 2007 the Company will access these high grade zones for detailed sampling.

The qualified person responsible for all technical data reported in this news release is John C. Thornton, Chief Operating Officer. Third party analytical work was performed by ALS Chemex of Vancouver and Florin Labs of Reno, Nevada, employing conventional fire assay analysis techniques. A summary description of the geology, mineral occurrences, nature of mineralization found, rock types, geological controls and dimensions of mineralized zones for the Refugio and Plaza de Gallos pits is provided in the report titled, "Gammon Lake Resources Inc. Ocampo Deposit Mineral Resources and Reserves Technical Report," dated January 6, 2006, prepared by Mintec, Inc., a copy of which is available at www.sedar.com.

About Gammon Lake

Gammon Lake Resources Inc. is a Nova Scotia based mid tier gold and silver producer with properties in Mexico. The Company's flagship Ocampo Project achieved commercial production in January 2007. Gammon Lake remains 100% unhedged and the Company is now focused on increasing its production profile to 280,000 gold ounces and 15 million silver ounces in 2009 and beyond. is targeting production of 400,000 gold equivalent ounces (200,000 ounces of gold and 10-million ounces of silver) in 2007 from the Company's Ocampo and El Cubo Mines.

For further information please visit the Gammon Lake website at www.gammonlake.com or contact:

Russell Barwick	Jodi Eye
Chief Executive Officer	Investor Relations
Gammon Lake Resources Inc.	Gammon Lake Resources Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to U.S. Investors – Under a Multi Jurisdictional Disclosure System (the "MJDS") adopted by the United States, Gammon Lake is permitted to prepare its mining disclosure in accordance with applicable Canadian securities laws. Consequently, this press release referred to herein, may contain disclosure that is different than, or in some cases not permitted by U.S. securities laws. For example, the United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Under Canadian securities laws, Gammon Lake is permitted to use certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in Gammon Lake's Annual Report on Form 40-F (File No. 001-31739), which may be obtained from Gammon Lake, or from the SEC's website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

This News Release includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding the annualized production run rate at the Ocampo and El Cubo Mines, potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake Resources, are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake's expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled "Risk Factors" in Gammon Lake's Form 40-F and Annual Information Form as filed with the United States Securities and Exchange Commission. Although Gammon Lake has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Gammon Lake does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.